UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CELLULAR DYNAMICS INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

Badger Acquisition Corporation

(Offeror)

a wholly owned direct subsidiary of

FUJIFILM Holdings America Corporation

(Direct Parent of Offeror)

a wholly owned direct subsidiary of

FUJIFILM Corporation

(Parent of Offeror)

a wholly owned direct subsidiary of

FUJIFILM Holdings Corporation

(Ultimate Parent of Offeror and Co-Offeror)

(Name of Filing Persons)*

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

15117V109

(CUSIP Number of Class of Securities)

Corporate Planning Div. Corporate Planning Group

FUJIFILM Holdings Corporation

7-3 Akasaka 9-chome, Minato-ku

Tokyo 107-0052, Japan

+81-3-6271-1061

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Morrison & Foerster LLP Shin-Marunouchi Building 29th Floor 5-1, Marunouchi 1-chome, Chiyoda-ku Tokyo 100-6529, Japan +81-3-3214-6522 Attention: Gary M. Smith, Esq. and Kenji P. Taneda, Esq.	Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601, U.S.A. 212-468-8000 Attention: Jeffery Bell, Esq.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TABLE OF CONTENTS

EXHIBIT INDEX
EX-99.1

* Introductory Note: This Schedule TO-C is being filed on behalf of Parent (as defined below) and Purchaser (as defined below), each of which may be considered a co-bidder with respect to the tender offer. The filing of this Schedule TO-C by the other filing persons is not an admission that such other filing persons (or any of their affiliates other than Parent and Purchaser) is a bidder within the meaning of Rule 14d-1 under the Securities Exchange Act of 1934, as amended.

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Cellular Dynamics International, Inc. (the “Company”) by Badger Acquisition Corporation (“Purchaser”), a wholly owned indirect subsidiary of FUJIFILM Holdings Corporation (“Parent”). Attached as Exhibit 99.1 are the materials for Parent’s presentation to the Company’s employees dated March 31, 2015.

The exhibit attached hereto is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser, FUJIFILM Holdings America Corporation, FUJIFILM Corporation and Parent will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

99.1	Materials for FUJIFILM Holdings Corporation’s Presentation to Cellular Dynamics International, Inc.’s Employees dated March 31, 2015.